Securities Act File No. 333-282141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐   Pre-Effective Amendment No.   X Post-Effective Amendment No. 1

(Check appropriate box or boxes)

__________________________________________________________________

BNY Mellon ETF TRUST ii
(Exact Name of Registrant as Specified in its Charter)

Registrant's Telephone Number, including Area Code: (212) 922-6000

c/o BNY Mellon ETF Investment Adviser, LLC
240 Greenwich Street
New York, New York 10286
(Address of Principal Executive Offices)

Jeff Prusnofsky, Esq.
c/o BNY Mellon ETF Investment Adviser, LLC
240 Greenwich Street
New York, New York 10286
(Name and Address of Agent for Service)

COPY TO:

Beau Yanoshik, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

No filing fee is required because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

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EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the BNY Mellon ETF Trust II’s (the "Registrant" or the "Trust") Registration Statement on Form N-14 hereby incorporates by reference Part A and Part B from the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 filed on November 4, 2024. This Post-Effective Amendment No. 1 is being filed solely for the purpose of adding the final tax opinion and the final Agreement and Plan of Reorganization as exhibits to Part C of the Registration Statement.

PART C: OTHER INFORMATION

Item 15. Indemnification:

(a)       The Registrant shall indemnify each of its Trustees and officers (including persons who serve at the Registrant's request as directors, officers or trustees of another organization in which the Registrant has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a "Covered Person") against all liabilities and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, except with respect to any matter as to which such Covered Person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Registrant and except that no Covered Person shall be indemnified against any liability to the Registrant or its shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office. Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Registrant in advance of the final disposition or any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Registrant if it is ultimately determined that indemnification of such expenses is not authorized under Article 10 of the Registrant's By-Laws, provided that (i) such Covered Person shall provide security for his or her undertaking, (ii) the Registrant shall be insured against losses arising by reason of such Covered Person's failure to fulfill his or her undertaking, or (iii) a majority of the Trustees who are disinterested persons and who are not Interested Persons (as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act")) (provided that a majority of such Trustees then in office act on the matter), or independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (but not a full trial-type inquiry), that there is reason to believe such Covered Person ultimately will be entitled to indemnification.

(b)      As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication in a decision on the merits by a court, or by any other body before which the proceeding was brought, that such Covered Person either (i) did not act in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Registrant or (ii) is liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office, indemnification shall be provided if (i) approved as in the best interest of the Registrant, after notice that it involves such

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indemnification, by at least a majority of the Trustees who are disinterested persons and are not Interested Persons (as that term is defined in 1940 Act) (provided that a majority of such Trustees then in office act on the matter), upon a determination, based upon a review of readily available facts (but not a full trial-type inquiry) that such Covered Person acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Registrant and is not liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office, or (ii) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (but not a full trial-type inquiry) to the effect that such Covered Person appears to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Registrant and that such indemnification would not protect such Covered Person against any liability to the Registrant to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Any approval pursuant to this Section shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Registrant or to have been liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office.

(c)       The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used Article 10 of the Registrant's By-Laws, the term "Covered Person" shall include such person's heirs, executors and administrators, and a "disinterested person" is a person against whom none of the actions, suits or other proceedings in question or another action, suit, or other proceeding on the same or similar grounds is then or has been pending. Nothing contained in Article 10 of the Registrant's By-Laws shall affect any rights to indemnification to which personnel of the Registrant, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Registrant to purchase and maintain liability insurance on behalf of such person.

(d)      Notwithstanding any provisions in the Registrant's Declaration of Trust and By-Laws pertaining to indemnification, all such provisions are limited by the following undertaking set forth in the rules promulgated by the U.S. Securities and Exchange Commission:

In the event that a claim for indemnification is asserted by a Trustee, officer or controlling person of the Registrant in connection with the registered securities of the Registrant, the Registrant will not make such indemnification unless (i) the Registrant has submitted, before a court or other body, the question of whether the person to be indemnified was liable by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties, and has obtained a final decision on the merits that such person was not liable by reason of such conduct or (ii) in the absence of such decision, the Registrant shall have obtained a reasonable determination, based upon review of the facts, that such person was not liable by virtue of such conduct, by (a) the vote of a majority of Trustees who are neither Interested Persons as such term is defined in the 1940 Act, nor parties to the proceeding or (b) an independent legal counsel in a written opinion.

The Registrant will not advance attorneys' fees or other expenses incurred by the person to be indemnified unless (i) the Registrant shall have received an undertaking by or on behalf of such person to repay the advance unless it is ultimately determined that such person is entitled to indemnification and (ii) one of the following conditions shall have occurred: (a) such person shall provide security for his undertaking, (b) the Registrant shall be insured

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against losses arising by reason of any lawful advances or (c) a majority of the disinterested, non-party Trustees of the Registrant, or an independent legal counsel in a written opinion, shall have determined that based on a review of readily available facts there is reason to believe that such person ultimately will be found entitled to indemnification.

(e)        Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits:

(1)(a)	Registrant’s Declaration of Trust, dated June 24, 2024 (the "Declaration of Trust"), is incorporated herein by reference to Exhibit (a)(1) of the Registrant's initial registration statement on Form N-1A (File Nos. 333-280471 and 811-23977), as filed with the U.S. Securities and Exchange Commission (the "SEC") via EDGAR Accession No. 0002025968-24-000004 on June 26, 2024 ("Initial Form N-1A").

(1)(b)	Registrant's Amended and Restated Agreement and Declaration of Trust, dated September 9, 2024, is incorporated herein by reference to Exhibit (a)(2) of Pre-Effective Amendment No. 1 to the Registrant's registration statement on Form N-1A (File Nos. 333-280471 and 811-23977), as filed with the SEC via EDGAR Accession No. 0002025968-24-000011 on October 11, 2024 ("Pre-Effective Amendment No. 1").

(1)(c)	Certificate of Designation to the Declaration of Trust, dated June 24, 2024, relating to BNY Mellon Concentrated Growth ETF is incorporated herein by reference to Exhibit (a)(2) of the Initial Form N-1A.

(1)(d)	Registrant's Amended and Restated Agreement and Declaration of Trust, dated October 7, 2024, is incorporated herein by reference to Exhibit (a)(4) of Pre-Effective Amendment No. 1.

(2)	Registrant's By-Laws, adopted June 24, 2024, are incorporated herein by reference to Exhibit (b) of the Initial Form N-1A.

(3)	Not applicable.

(4)	Agreement and Plan of Reorganization is filed herewith.

(5)(a)	See Articles IV and VIII of the Registrant's Amended and Restated Agreement and Declaration of Trust, dated October 7, 2024, which are incorporated by reference as Exhibit (1)(d) above.

(5)(b)	See Articles IX and XII of the Registrant's By-Laws, adopted June 26, 2024, which are incorporated by reference as Exhibit (2) above.

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(6)(a)	Management Agreement between the Registrant and BNY Mellon ETF Investment Adviser, LLC is incorporated herein by reference to Exhibit (d)(1) of Pre-Effective Amendment No. 1.

(6)(b)	Sub-Investment Advisory Agreement between BNY Mellon ETF Investment Adviser, LLC and Fayez Sarofim & Co., LLC is incorporated herein by reference to Exhibit (d)(2) of Pre-Effective Amendment No. 1.

(7)(a)	Distribution Agreement between the Registrant and BNY Mellon Securities Corporation is incorporated herein by reference to Exhibit (e)(1) of Pre-Effective Amendment No. 1.

(7)(b)	Form of Authorized Participant Agreement is incorporated herein by reference to Exhibit (e)(2) of Pre-Effective Amendment No. 1.

(8)	Not applicable.

(9)	(a) Custody Agreement between the Registrant and The Bank of New York Mellon is incorporated herein by reference to Exhibit (g) of Pre-Effective Amendment No. 1.

(9)(b)	First Amendment to the Custody Agreement is incorporated herein by reference to Exhibit (g)(2) of the Registrant’s Pre-Effective Amendment No. 2 to Form N-14 (File No. 333-282141), as filed with the SEC via EDGAR Accession No. 0002025968-24-000025 on November 4, 2024 ("Pre-Effective Amendment to Form N-14").

(10)	Plan of Distribution pursuant to Rule 12b-1 is incorporated herein by reference to Exhibit (m) of Pre-Effective Amendment No. 1.

(11)	Opinion and Consent of Counsel, Morgan, Lewis & Bockius LLP, regarding the legality of the securities being registered, is incorporated herein by reference to Exhibit (11) of the Registrant’s initial Form N-14 (File No. 333-282141), as filed with the SEC via EDGAR Accession No. 0002025968-24-000008 on September 16, 2024 ("Initial Form N-14").

(12)	Opinion of Counsel, Morgan, Lewis & Bockius LLP, regarding tax matters, is filed herewith.

(13)(a)	Fund Administration and Accounting Agreement between the Registrant and The Bank of New York Mellon is incorporated herein by reference to Exhibit (h)(1) of Post-Effective Amendment No. 2 to the Registrant's registration statement on Form N-1A (File Nos. 333-280471 and 811-23977), as filed with the SEC via EDGAR Accession No. 0002025968-24-000015 on October 21, 2024 ("Post-Effective Amendment No. 2").

(13)(b)	First Amendment to the Fund Administration and Accounting Agreement is incorporated herein by reference to Exhibit (h)(2) of Pre-Effective Amendment to Form N-14.

(13)(c)	Transfer Agency and Service Agreement between the Registrant and The Bank of New York Mellon is incorporated by herein by reference to Exhibit (h)(2) of Pre-Effective Amendment No. 1.

(13)(d)	First Amendment to the Transfer Agency and Service Agreement is incorporated herein by reference to Exhibit (h)(5) of Pre-Effective Amendment to Form N-14.

(13)(e)	Form of Rule 12d1-4 Fund of Funds Investment Agreement is incorporated herein by reference to Exhibit (h)(3) of Pre-Effective Amendment No. 1.

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(14)	Consent of independent registered public accounting firm, KPMG LLP, is incorporated herein by reference to Exhibit 14 of Pre-Effective Amendment to Form N-14.

(15)	Not applicable.

(16)	Powers of Attorney are incorporated herein by reference to Exhibit 16 of Pre-Effective Amendment to Form N-14.

(17)	Not applicable.

(18)	Not applicable.

Item 17. Undertakings:

(1)	The undersigned Registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

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SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement has been signed on behalf of the Registrant, in the City of New York, and State of New York on the 26th day of September, 2025.

BNY Mellon ETF Trust II

By:	/s/ Lisa M. King
Lisa M. King
Vice President and Assistant Secretary

As required by the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David DiPetrillo*	President (Principal Executive Officer)	September 26, 2025
David DiPetrillo
/s/ James Windels*	Treasurer (Principal Financial and Accounting Officer)	September 26, 2025
James Windels
/s/ J. Charles Cardona*	Chairman of the Board	September 26, 2025
Charles Cardona
/s/ Kristen M. Dickey*	Board Member	September 26, 2025
Kristen M. Dickey
/s/ F. Jack Liebau, Jr.*	Board Member	September 26, 2025
F. Jack Liebau, Jr.
Jill I. Mavro*	Board Member	September 26, 2025
Jill Mavro
/s/ Kevin W. Quinn*	Board Member	September 26, 2025
Kevin W. Quinn
/s/ Stacy L. Schaus*	Board Member	September 26, 2025
Stacy L. Schaus
*By: /s/ Lisa M. King
Lisa M. King Attorney-in-Fact

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EXHIBIT INDEX

Exhibit No. Exhibit

(4)	Agreement and Plan of Reorganization

(12)	Opinion of Morgan, Lewis & Bockius LLP regarding tax matters

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